575 Madison Avenue Nw York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

Todd J. Emmerman todd.emmerman@kattenlaw.com 212.940.8873 direct 212.940.8776 fax

December 12, 2014

Via Edgar Transmission and Federal Express

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3628
Attention:  J. Nolan McWilliams

Re:	Rand Logistics, Inc.
Registration Statement on Form S-3
Filed on November 21, 2014
File No. 333-200460

Dear Mr. McWilliams:

Set forth below is the response of Rand Logistics, Inc. (the “Company”), to the comments of the staff of the Securities and Exchange Commission contained in the letter dated December 11, 2014.  For your convenience and to facilitate your review, we have set forth herein the comment of the staff contained in the comment letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to the Company.

Description of Stock Purchase Contracts, Page 21

1.
Refer to the disclosure that “[t]he stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and . . . debt obligations of third parties, including U.S. treasury securities . . . .” To the extent you include the offering of underlying third party debt obligations, please confirm that you will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations. Please also confirm that you will include disclosure as necessary in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such third party debt obligations. For guidance, refer to the Morgan Stanley & Co., Inc. no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

AUSTIN        CENTURY CITY        CHARLOTTE        CHICAGO        HOUSTON        IRVING        LOS ANGELES

NEW YORK        ORANGE COUNTY        SAN FRANCISCO BAY AREA        SHANGHAI        WASHINGTON, DC

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

United States Securities and Exchange Commission
December 12, 2014

Response:

We hereby confirm that, to the extent that we include the offering of underlying third party debt obligations in stock purchase contracts, we will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations.  We further confirm that we will include disclosure as necessary in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such third party debt obligations.

*******************************

If you have any questions regarding any of our responses, please feel free to call me (212) 940-8873.

Sincerely yours,

/s/ Todd J. Emmerman

Todd J. Emmerman